Exhibit 99.1

ZS CROSSOVER II L.P.
1133 Avenue of the Americas
27th Floor
New York, NY 10036
(212) 398-6200; (212) 398-1808 (fax)

January 30, 2008

BY E-MAIL, FACSIMILE AND EXPRESS MAIL

Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas 75230
Attention: Jeffrey G. Peterson, Secretary

Dear Sir:

ZS Crossover II L.P. (“ZS Crossover”) is submitting the attached resolution and supporting statement for inclusion in the proxy statement of Capital Southwest Corporation (the “Company”) for the next annual meeting of shareholders of the Company.  The resolution and supporting statement attached hereto as Exhibit A requests that the Board of Directors immediately engage the services of a nationally-recognized investment banking firm to evaluate strategic alternatives to maximize shareholder value, including, but not limited to, the adoption of a formal plan of liquidation of certain or all of the Company’s portfolio assets and subsequent distribution of proceeds to the Company’s shareholders.

As of the date hereof, ZS Crossover is the beneficial owner of 106,342 shares of common stock of the Company and intends to hold such shares through the date of the next annual meeting of shareholders.  The shares are currently held in ZS Crossover’s brokerage account with Bank of America Securities (“BofA”), and were previously held at Fidelity Investments (“Fidelity”) and Morgan Stanley.  Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the shares.  As of the date hereof, ZS Crossover has continuously held at least $2,000 in market value of the Company’s securities entitled to be voted on the proposal for at least one year, as evidenced by the letters from BofA, Fidelity, and Morgan Stanley, which are attached hereto as Exhibit B.

A ZS Crossover representative will appear in person or by proxy to bring the resolution before the meeting.  Of course, we would be pleased if the Company would waive this requirement.

This notice is submitted in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended.  The attached resolution and supporting statement are requested to be included in the Company’s proxy material for its next annual meeting of shareholders.  Should you have any questions regarding this matter, please do not hesitate to contact me at (212) 398-6200.

Sincerely,

ZS CROSSOVER II L.P.

By:	ZS Crossover II GP, L.L.C. Its General Partner

By:	/s/ Ned Sherwood
Name:	Ned Sherwood
Title:	Management Committee Member

Exhibit A

Shareholder Proposal

RESOLVED, that the shareholders of Capital Southwest Corporation (“CSWC” or the “Company”), hereby request that the Board of Directors (the “Board”) immediately engage a nationally-recognized investment banking firm to evaluate strategic alternatives that would maximize shareholder value, including, but not limited to, the liquidation of certain or all of the Company’s underlying portfolio assets with the subsequent distribution of all proceeds to the Company’s shareholders.

Supporting Statement:

This proposal provides shareholders with the opportunity to advise the Board of their significant concern that certain policies and practices of the Company continue to cause the deterioration of CSWC shareholder value.  As a long-term owner, together with our affiliates, of approximately 7.0% of CSWC’s common shares outstanding, we believe that in order to maximize shareholder value, CSWC should hire a nationally-recognized investment banking firm to evaluate strategic options with regard to the Company’s publicly-traded portfolio assets, including its four largest such holdings (WIRE, ALG, PHHM and HLYS).

We believe that CSWC is trading at a significant discount to its intrinsic value because of, among other things, certain policies and practices that the Company has historically adopted and has indicated it will continue to apply for the foreseeable future.  One such policy has been the Company’s decision to retain all of its realized gains rather than distribute proceeds to shareholders.  The Company has also chosen not to exercise its registration rights on its four most significant holdings in public companies so such shares can be freely traded as market conditions warrant.  We believe that these policies and practices have resulted in a substantial reduction of the Company’s net asset value over the past ten years, and will continue to do so in the absence of change.

In our opinion, CSWC’s strength is its growth capital investing.  However, the Company has approximately $240 million of market value locked in its four major public company holdings and an additional approximate $55 million of market value invested in various other public companies.  We feel this value should be distributed to shareholders, so that the Company can re-focus its efforts on its strong suit of growth capital investing.  Hiring a nationally-recognized investment banking firm with expertise in portfolio strategy will allow CSWC to determine the best strategy to obtain liquidity in its public company holdings.  Once this has been achieved, the value of CSWC’s mature public company holdings can be appropriately returned to CSWC shareholders, either through the direct distribution of stock or through the Company’s liquidation and subsequent distribution of the resulting cash proceeds.

Given the Board’s fiduciary obligation to maximize shareholder value, we believe it must evaluate all options for obtaining liquidity in the Company’s public portfolio companies.  While the adoption of this proposal will not legally bind the Board, we trust that given their fiduciary responsibilities, the Board will honor their shareholders’ request.

If you believe the Company should immediately explore opportunities to maximize the value of your shares, please vote FOR this proposal.